Exhibit 12
JEFFERIES GROUP LLC
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Dollar amounts in thousands)

	Successor						Predecessor
	Nine Months Ended August 31, 2015		Twelve Months Ended November 30, 2014		Nine Months Ended November 30, 2013		Three Months Ended February 28, 2013		Twelve Months Ended November 30, 2012 2011				Eleven Months Ended November 30, 2010
Fixed Charges:
Interest expense on long-term indebtedness	$188,388		$250,424		$184,954		$79,918		$292,987		$280,046		$194,851
Interest portion of rent expense	14,449		19,130		14,400		4,024		16,137		14,774		12,061
Total fixed charges	$202,837		$269,554		$199,354		$83,942		$309,124		$294,820		$206,912
Convertible Preferred Stock Dividends	$—		$—		$—		$1,016		$4,063		$4,063		$3,724
Earnings:
Earnings before income taxes	$104,689		$303,021		$264,295		$139,487		$491,795		$419,334		$396,671
Total fixed charges	202,837		269,554		199,354		83,942		309,124		294,820		206,912
Total earnings before income taxes and fixed charges	$307,526		$572,575		$463,649		$223,429		$800,919		$714,154		$603,583
Ratio of Earnings to Fixed Charges (1)	1.5	x	2.1	x	2.3	x	2.7	x	2.6	x	2.4	x	2.9	x
Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (2)	1.5	x	2.1	x	2.3	x	2.6	x	2.6	x	2.4	x	2.9	x

(1)
The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)
The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)